UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011, OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO ________________
Commission File Number: 001-13595
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
METTLER-TOLEDO, INC.
DEFINED CONTRIBUTION RETIREMENT SAVINGS PLAN
1900 POLARIS PARKWAY
COLUMBUS, OHIO 43240-4035
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
METTLER-TOLEDO INTERNATIONAL INC.
IM LANGACHER
P.O. BOX MT-100
CH8606 GREIFENSEE, SWITZERLAND

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan
Financial Statements
December 31, 2011 and 2010
with Report of Independent Registered Public Accounting Firm

METTLER TOLEDO, INC.
DEFINED CONTRIBUTION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the accompanying financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, on a basis of accounting described in Note 2.

/s/ Clark, Schaefer, Hackett & Co.
Columbus, Ohio
June 19, 2012

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan
Statements of Net Assets Available for Benefits (Modified Cash Basis)
As of December 31, 2011 and 2010

	2011	2010
Assets
Investments at fair value	$—	$19,822,688
Participant loan receivables	—	349,227
Net assets reflecting investments at fair value	—	20,171,915

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	—	(78,978)
Net assets available for benefits	$—	$20,092,937

See accompanying notes to the financial statements.

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)
For the Years Ended December 31, 2011 and 2010

	2011	2010
Investment Activity
Dividends and interest	$424,847	$429,281
Net (depreciation) appreciation in fair value of investments	(494,425)	1,929,571
	(69,578)	2,358,852
Participant Loan Receivable Activity
Interest	9,719	10,758

Contributions
Employer	304,861	342,485
Participants' deferrals	997,524	1,327,716
Participants' rollovers	—	30,080
	1,302,385	1,700,281

	1,242,526	4,069,891
Deductions
Benefits paid to participants or beneficiaries	3,918,623	845,654
Administrative expenses	13,120	2,864
Asset transfer out	17,403,720	—
	21,335,463	848,518

Net (decrease) increase in net assets	(20,092,937)	3,221,373
Net assets available for benefits, beginning of year	20,092,937	16,871,564
Net assets available for benefits, end of year	$—	$20,092,937

See accompanying notes to the financial statements.

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2011 and 2010

1. Description of Plan

The following description of the Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a qualified defined contribution plan covering eligible employees of adopting units (wholly-owned subsidiaries) of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Employees become eligible to participate in the Plan on the first day of the calendar month following the date the employee meets the eligibility requirements, as defined.

Mettler-Toledo, LLC (a wholly-owned subsidiary of Mettler-Toledo International Inc.) and formerly known as Mettler-Toledo, Inc., is both the Plan Sponsor and Administrator and is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. Vanguard Fiduciary Trust Company (VFTC) is the trustee and maintains the Plan assets.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined by the Plan. The Plan Sponsor contributes matching contributions ranging from 0% to 50% of each participant's contribution that does not exceed 6% of compensation, based upon the applicable unit. Certain units may also contribute a discretionary contribution annually. Participants who reach age 50 may elect to make catch-up contributions. Forfeitures may be used by the Plan Sponsor to reduce future contributions and/or to pay reasonable Plan expenses.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Plan Sponsor's contribution and plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. An annual loan maintenance fee is deducted from the respective accounts of those participants with outstanding loans. The investment funds' net investment earnings and changes in fair value are allocated to each participant's account on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings. Vesting in the Plan Sponsor's matching portion of their accounts plus actual earnings is based on years of continuous service. A participant is 100% vested after three years of credited service, as defined. Vesting in the discretionary portion of their accounts plus actual earnings is also based on years of continuous service. A participant

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2011 and 2010

is 100% vested after five years of credited service, as defined. Certain units continue to vest under the original vesting provisions. Participants are 100% vested upon retirement, Plan termination, disability or death.

Investment Options

Upon enrollment in the Plan, a participant can direct employee and employer contributions in 5% increments among the various investment options offered through VFTC, or beginning in 2010, into a Vanguard Brokerage Option Account (VBO). The VBO is a self-directed program that allows participants to invest their account balances in mutual funds that are outside the current plan options. A participant may elect to transfer amounts between investment options as of any business day. Certain investment options offered within the VFTC may not be directly transferred to a VBA for a period of 90 days.

Company Stock Fund

The Plan invests in an employer stock fund consisting of Mettler-Toledo International Inc. Common Stock (Company stock). The fund may also hold cash or cash equivalents as necessary to satisfy obligations of the fund.

Payment of Benefits

A participant's vested account will be distributed upon retirement, termination, disability or death. Distributions are made in lump-sum or equal annual installments not to exceed the employee's life expectancy. Upon death, the remaining balance shall be distributed in a lump sum within five years. Forfeitures, if any, are used to reduce the Plan Sponsor's contributions or pay Plan expenses. Participants may make a withdrawal during employment due to hardship as well as other allowable situations defined in the Plan Agreement. Hardship withdrawals are subject to approval by the Pension Committee and must meet the criteria for hardship under Section 401(k) of the Internal Revenue Code (IRC).

Plan Merger

Effective December 31, 2011, the Plan was merged into the Mettler-Toledo, LLC Enhanced Retirement Savings Plan and participants became 100% vested in their accounts. In connection with the merger, all the plan assets in the amount of $17.4 million, representing the account balances for all participants, were transferred into the Mettler-Toledo, LLC Enhanced Retirement Savings Plan (see Note 8).

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan.

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (U.S. GAAP). The difference between the modified cash basis and accounting principles generally accepted in the United States of America is that contributions and

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2011 and 2010

interest and dividend income are recognized when received.

Investment Valuation and Income Recognition

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Under the terms of a trust agreement between the Plan Sponsor and VFTC, the trustee invests trust assets at the direction of the plan participants. The trustee has reported to the Plan Sponsor the trust fund investments and the trust transactions at both cost and fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan's interest in the units of the Retirement Savings Trust, a common collective trust, is based on information reported by VFTC using audited financial statements of the collective trust at the end of 2010. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Realized and unrealized gains and losses are reflected as net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recognized when received. Capital gain distributions are included in dividend income.

Participant Loan Receivables

Participant loan receivables are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized when received. Interest charged to participants for participant loans is reviewed annually by the Plan Administrator and is to be comparable to commercial lending rates on bank loans secured by certificates of deposit in the area at the time the loan is made. Loans may not exceed the lesser of 50% of a participant's vested account balance or $50,000. The repayment period may not exceed five years. Each loan is secured by the remaining balance in the participant's account. A loan is considered delinquent after 60 days of not receiving a payment. The Plan reviews delinquent loans on a quarterly basis. As of the plan merger, effective December 31, 2011, and the year ended December 31, 2010, no loans were considered delinquent.

Contributions

Participant and Plan Sponsor contributions are recognized when received by the trustee.

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2011 and 2010

Payment of Benefits

Benefits are recognized when paid.

Forfeitures

The portion of a participant's account which is forfeited due to termination of employment for reasons other than retirement, disability or death is used to reduce the Plan Sponsor's future contributions or pay Plan expenses. Forfeitures were used to pay Plan expenses of $12,800 and $2,628 in 2011 and 2010, respectively. At December 31, 2011, forfeited nonvested accounts totaling $21,897 were included in the asset transfer out (see Note 8). At December 31, 2010, forfeited nonvested accounts totaled $4,813.

Administrative Expenses

Fees for portfolio management of VFTC funds are paid directly from fund earnings. Recordkeeping fees are paid by the Plan Sponsor. Audit fees are either paid by the Plan Sponsor or from the forfeiture account. Should the Plan Sponsor elect not to pay all or part of such expenses, the trustee then pays these expenses from the Plan assets. Expenses are recognized when paid.

Use of Estimates

The preparation of the Plan's financial statements in conformity with a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires the Plan Administrator to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of changes in net assets available for benefits during the reporting period. Actual results could differ significantly from those estimates.

Recent Accounting Pronouncements

In 2010, the FASB issued authoritative guidance regarding fair value measures and disclosures. The guidance requires disclosure of significant transfers between Level 1 and Level 2 fair value measurements along with the reason for the transfer. An entity must also separately report purchases, sales, issuances and settlements within the Level 3 fair value rollforward. The guidance further provides clarification of the level of disaggregation to be used within the fair value measurement disclosures for each class of assets and liabilities and clarified the disclosures required for the valuation techniques and inputs used to measure Level 2 or Level 3 fair value measurements. The guidance became effective for the Plan on January 1, 2011, and did not have a material impact on the Plan financial statements.

In 2010, the FASB issued authoritative guidance requiring participant loans to be classified as loans receivable from participants, rather than plan investments, and measured at their unpaid principal balance plus any accrued interest. The guidance became effective for the Plan at December 31, 2010, and was applied retrospectively.

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2011 and 2010

3. Investments

The following investments represent 5% or more of net assets available for benefits at December 31, 2011 and 2010:

	2011	2010
Investments at fair value
Vanguard 500 Index Fund	$—	$1,456,362
Vanguard International Growth Fund	—	1,197,031
Vanguard Small-Cap Index Fund	—	1,231,281
Vanguard Target Retirement 2020 Fund	—	1,664,705
Vanguard Target Retirement 2025 Fund	—	1,947,086
Vanguard Target Retirement 2030 Fund	—	2,688,189
Vanguard Target Retirement 2035 Fund	—	1,012,119
Vanguard Retirement Savings Trust	—	2,005,636

The following represents the realized and unrealized earnings on investments for the years ended December 31, 2011 and 2010:

	2011	2010
Net (depreciation) appreciation
Mutual funds	$(491,202)	$1,803,887
Company stock fund	(3,223)	125,684
Total	$(494,425)	$1,929,571

	2011	2010
Dividends and interest
Mutual funds	$369,242	$378,330
Common collective trust	55,605	50,951
Total	$424,847	$429,281

4. Fair Value Measurements

Under U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement consists of observable and unobservable inputs that reflect the assumptions that a market participant would use in pricing an asset or liability.

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2011 and 2010

A fair value hierarchy has been established that categorizes these inputs into three levels:

Level 1:    Quoted prices in active markets for identical assets and liabilities

Level 2:    Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3:    Unobservable inputs

As previously discussed in Note 1, effective December 31, 2011, the Plan was merged into Mettler-Toledo, LLC Enhanced Retirement Savings Plan. In connection with the merger all plan assets were transferred into the Mettler-Toledo, LLC Enhanced Retirement Plan such that there were no plan assets at December 31, 2011. The Plan had assets with a fair value of $19.8 million, at December 31, 2010. These assets consist of various mutual funds, a common collective trust and a Company stock fund. The plan invests in shares of open-ended mutual funds that trade in active markets and produce a daily net asset value, equal to the fair value of the shares at year-end. Units of the common collective trust are valued at net asset value at the end of the year. There are no unfunded commitments related to the common collective trust and units of the common collective trust are redeemable at net asset value. The common collective trust primarily invests in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond trusts. Company stock is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).

The following table presents for each of these hierarchy levels, the Plan assets that are measured at fair value on a recurring basis at December 31, 2010:

	December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Company stock fund	$421,062	$421,062	$—	$—
Mutual funds:
Money market funds	277,039	277,039	—	—
Fixed income funds	1,081,381	1,081,381	—	—
Lifestyle/Balanced funds	9,336,953	9,336,953	—	—
Large cap equity funds	2,883,789	2,883,789	—	—
Mid & small cap equity funds	1,917,234	1,917,234	—	—
International funds	1,899,594	1,899,594	—	—
Common collective trust	2,005,636	—	2,005,636	—
Total	$19,822,688	$17,817,052	$2,005,636	$—

5. Transactions with Parties-in-Interest

The Plan invests in shares of mutual funds and a common collective trust managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2011 and 2010

Participants may select Company stock as an investment option. The amount of Company stock held at December 31, 2011 and 2010 was $0 and $421,062, respectively. The Company stock depreciated $3,223 and appreciated $125,684 in 2011 and 2010, respectively.

6. Tax Status

The Plan obtained its latest determination letter on October 20, 2009 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore believe that the plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements, as of December 31, 2011. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2008.

7. Withdrawing Participants

As of December 31, 2011 and 2010, there were no terminated participants who elected to withdraw from the Plan but had not been paid.

8. Asset Transfer Out

Assets of $17.4 million were transferred from the Plan to the Mettler-Toledo, LLC Enhanced Retirement Savings Plan during 2011 relating to the plan merger that occurred on December 31, 2011. There were no transfers between the plans in 2010.

9. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per Schedule H of Form 5500 to the financial statements as of December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per Schedule H of Form 5500	$—	$20,171,915

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	—	(78,978)

Net assets available for benefits per financial statements	$—	$20,092,937

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2011 and 2010

The following is a reconciliation of net investment activity per Schedule H of Form 5500 to the financial statements for the years ended December 31, 2011 and 2010:

	2011	2010
Net (loss) gain on sale of assets	(3,223)	12,744
Unrealized appreciation of assets	—	112,940
Net investment (loss) gain from common collective trusts	(23,373)	93,336
Net investment (loss) gain on registered investment companies	(121,960)	2,182,217

Net investment activity per Schedule H of Form 5500	(148,556)	2,401,237

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts for the current year	—	(78,978)
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts for the prior year	78,978	36,593

Net investment activity per financial statements	(69,578)	2,358,852

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Mettler-Toledo, Inc.
Defined Contribution Retirement Savings Plan

Date:	June 19, 2012	By:	/s/ Shawn P. Vadala

Shawn P. Vadala
Plan Administrator

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan
Annual Report On Form 11-K For Fiscal Year Ended
December 31, 2011

INDEX TO EXHIBITS
Exhibit No	Description	Page No.

1a	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	14